                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Digital Video Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    25387R100
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                                 (CUSIP Number)

                             Donald Baker, Treasurer
                        Oregon Power Lending Institution
                           357 Castro Street, Suite 2
                             Mountain View, CA 94041
                                 (650) 962-8991
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 5, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d.1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTRODUCTION

      On November 16, 1998, Oregon Power Lending Institution ("OPLI") filed the original Schedule 13D pertaining to its investment and possible future investments in Digital Video Systems, Inc. ("DVS") pursuant to a letter of intent, dated October 15, 1998 and as subsequently amended, between OPLI and DVS ("Investment Agreement"). The initial investment of $2,000,000 resulted in the issuance of 2,000 shares of DVS Series C Convertible Preferred Stock (the "Preferred Stock"), which were convertible into 4,255,320 shares of DVS Common Stock, and an option entitling the holder to purchase up to 2,000,000 shares of DVS Common Stock at $0.75 per share.

      Since the date of the initial investment in DVS by OPLI as previously reported, between November 12, 1998 and March 23, 1999, OPLI invested a total of $4,475,326.40 in additional funds and was issued Convertible Promissory Notes to memorialize the investment. In addition, pursuant to the Investment Agreement, OPLI was issued a second option for 1,000,000 additional shares, exercisable at $0.75. See Item 5 for details of OPLI's subsequent investments in DVS.

      OPLI elected to convert the Preferred Stock to Common Stock on April 19, 1999. On May 5, 1999, pursuant to a Conversion Agreement between OPLI and DVS dated March 23, 1999, OPLI converted its outstanding Convertible Notes and interest on those Notes to 4,598 shares of Preferred Stock, which then was immediately converted to Common Stock. These securities converted into a total of 14,038,301 shares of Common Stock. OPLI subsequently transferred 3,212,767 shares of its DVS Common Stock, leaving it with actual ownership of 10,825,534 shares of Common Stock. See Item 5.

      If the options currently owned by OPLI were exercised, as OPLI has a current right to do, OPLI would own 13,825,534 shares of DVS Common Stock. In addition, OPLI has the right to invest an additional $3,500,000 in Preferred Stock, which would convert into 7,446,808 additional shares of DVS Common Stock. Because OPLI has a current right to make the $3,500,000 additional investment and to exercise its outstanding options, this Schedule 13D assumes such actions, in accordance with Rule 13d-3(d)(1).

      This Amendment No. 1 pursuant to Rule 13d-2 under the Act amends and supplements the cover page and statements under all items of the Original
Schedule 13D, other than Item 1. Capitalized terms used in this Amendment No. 1 not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

CUSIP No. 25387R100
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1.   NAME OF REPORTING PERSON
                  OREGON POWER LENDING INSTITUTION
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS
      WC and OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
         N/A
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Oregon
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                         7.   SOLE VOTING POWER
     NUMBER OF                     21,272,342
     SHARES       -----------------------------------------------------------
   BENEFICIALLY          8.   SHARED VOTING POWER
    OWNED BY                        0
       EACH       -----------------------------------------------------------
    REPORTING            9.   SOLE DISPOSITIVE POWER
      PERSON                       21,272,342
       WITH       -----------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  21,272,342
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  N/A
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
                  42.8%
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14.   TYPE OF REPORTING PERSON
                  CO
-----------------------------------------------------------------------------

Item 1.  Security and Issuer.
-----------------------------

         This Schedule 13D, as amended, relates to the common stock, par value $0.0001 per share ("Shares"), of Digital Video Systems, Inc., a Delaware corporation (the "Issuer" or "DVS"). The address of the principal executive offices of the Issuer is 160 Knowles Drive, Los Gatos, California 95032.


Item 2.  Identity and Background.
---------------------------------

         The person filing this statement is Oregon Power Lending Institution, an Oregon corporation ("OPLI"). Its principal executive offices are located at 357 Castro Street, Suite 2 Mountain View, CA 94041. OPLI is principally involved in the business of power generation facility financing and development.

         OPLI has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

         Certain information with respect to the directors, officers and controlling persons of OPLI is as follows:

         1.       (a)  Don Baker (Director, Secretary and Treasurer of OPLI)

                  (b)  2858 Stevens Creek Boulevard, #101, San Jose, CA 95128

                  (c) Mr. Baker is a real estate mortgage broker with First Financial Co., 2858 Stevens Creek Boulevard, #101, San Jose, CA 95128

                  (d)and (e) Mr. Baker has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

                  (f)  Mr. Baker is a citizen of the United States.

                  (g) Mr. Baker beneficially owns no securities of the Issuer and has not engaged in any transactions in the Issuer's stock in the previous 60 days. Mr. Baker does share voting and investment control, in his capacity as a director and executive officer of OPLI, of the 6,255,319 Shares deemed beneficially owned by OPLI, as reported in this Schedule 13D.

         2.       (a)  Oran Chang (Director and President of OPLI)

                  (b)  487 Gianni Street, Santa Clara, CA 95054

                  (c) Mr. Chang is a general contractor with Great Earth Construction Co., 487 Gianni Street, Santa Clara, CA 95054.

                  (d)and (e) Mr. has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

                  (f)  Mr. Chang is a citizen of the United States.

                  (g) Mr. Chang beneficially owns no securities of the Issuer and has engaged in no transactions in the securities of the Issuer in the previous 60 days. Mr. Chang does share voting and investment control, in his capacity as a director and executive officer of OPLI, of the 6,255,319 Shares deemed beneficially owned by OPLI, as reported in this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         The aggregate purchase price for the securities, including securities which, upon conversion and exercise, become Shares, as described in Item 5 below, is $12,250,000. Of this amount, $5,750,000 has not yet been paid to DVS. However, under the terms of the Investment Agreement between OPLI and DVS, as amended, OPLI has the right to invest an additional $3,500,000 through the purchase of up to 3,500 additional shares of Series C Convertible Preferred Stock and an additional $2,250,000 through the exercise of options to purchase 3,000,000 shares of Common Stock. As of the date of this Amendment No. 1, OPLI has the absolute right to acquire those securities if it elects to do so. The source of funding for the purchase of the Shares was both OPLI's general working capital and loans.

         OPLI obtained a total of $1,000,000 in loans which it used to purchase a portion of the DVS securities. The loans were made in November 1998, bear interest at 8% per annum and are due one year from the date of the notes. The principal and interest could be paid back in cash or in shares of DVS stock, at OPLI's option. OPLI has repaid certain of these loans by the transfer of DVS shares. See Item 5. The details of those loans are as follows:

         John Gaddy                                                $50,000
         Anthony W. Chung & Angela L. Chung
             as Trustees for the Chung 1998 Family Trust           250,000
         Chien-Liang Chen and Hsiang-Fang Wu Chen
             Trustees of the Chien-Liang Chen and
             Hsiang-Fang Wu Chen Family Trust under
             declaration of trust dated August 4, 1997             100,000
         Su-Chin Liao                                               50,000
         Hung Tao Liu                                               50,000
         Wen-Ching Dennis Chen                                     300,000
         Wang Chen Hsiu Wen                                        200,000

         Additional funds of were loaned to OPLI by two persons. These funds were not specifically loaned to OPLI for purposes of its investment in DVS and were for working capital.

         It is anticipated that any future investments pursuant to the Investment Agreement will be funded with OPLI's working capital.


Item 4.  Purpose of Transaction.
--------------------------------

         The securities were acquired for investment purposes. In addition, in connection with this investment, DVS granted OPLI the right to designate two members of the Board of Directors. Pursuant to that right, OPLI has designated two members of the DVS Board, including Ma-Li Kuo, who has been appointed Co-Chairman of the Board and Chief Executive Officer. Except with respect to placing two designees on the DVS' Board, there are no plans or proposals with regard to any of the matters referred to in Items 4(a)-4(j) of Schedule 13D. Specifically, OPLI has no plans to (i) acquire additional shares of DVS stock beyond the securities purchases contemplated by the Investment Agreement; (ii) formulate and implement any extraordinary corporate transaction; (iii) effect a sale or transfer of a material amount of assets of DVS; (iv) make any material change in DVS' present capitalization or dividend policy; (iv) effect any other material change in DVS' business or corporate structure, except to the extent OPLI's designees, acting in that capacity, act with other members of the DVS board to implement changes determined to be in the best interests of DVS and its stockholders (although there are no specific plans in this regard at this time);
(v) cause DVS' Common Stock to be delisted from Nasdaq; or (vi) cause DVS' Common Stock to be eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

         (a), (b) and (c) As of May 31, 1999, pursuant to Rule 13d-3(d)(1), OPLI is deemed to be the beneficial owner of an aggregate of 21,272,340 shares of DVS Common Stock. Other than the $2,000,000 investment in October and November 1998, listed first on the following table, all of the investments in DVS were made initially as Convertible Notes. All of those Notes have been converted to Preferred Stock and immediately converted to Common Stock as of May 5, 1999.


------------------------------------------------------------------------------------------------------------------------
                                                                                                  Preferred Stock
                                                                       Notes Convert into          Converted into
                                                                           Shares of              Shares of Common
               Date                      Amount Invested                Preferred Stock               Stock(1)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
October-November 1998(2)                  $2,000,000.00                     2,000                     4,255,319
------------------------------------------------------------------------------------------------------------------------
November 12, 1998                          1,000,000.00                     1,000                     2,127,660
------------------------------------------------------------------------------------------------------------------------
December 31, 1998                            500,000.00                       500                     1,063,830
------------------------------------------------------------------------------------------------------------------------
January 21, 1999                             200,000.00                       200                       425,532
------------------------------------------------------------------------------------------------------------------------
February 2, 1999                             100,000.00                       100                       212,766
------------------------------------------------------------------------------------------------------------------------
February 3, 1999                             186,000.00                       186                       395,745
------------------------------------------------------------------------------------------------------------------------
February 5, 1999                             100,000.00                       100                       212,766
------------------------------------------------------------------------------------------------------------------------
February 8, 1999                             100,000.00                       100                       212,766
------------------------------------------------------------------------------------------------------------------------
February 11, 1999                            433,236.40                       433                       921,780
------------------------------------------------------------------------------------------------------------------------
February 25, 1999                            920,000.00                        20                     1,957,447
------------------------------------------------------------------------------------------------------------------------
March 5, 1999                                136,000.00                        36                       289,362
------------------------------------------------------------------------------------------------------------------------
March 18, 1999                               150,000.00                        50                       319,149
------------------------------------------------------------------------------------------------------------------------
March 23, 1999                               650,000.00                        50                     1,382,979
------------------------------------------------------------------------------------------------------------------------
March 23, 1999                               122,946.72(3)                     23                       261,589
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
     Total                                                                  6,598                    14,038,301
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Transfers by OPLI(4)                                                       (1,510)                   (3,212,767)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Balance Owned by OPLI                                                       5,088                    10,825,534
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Currently Exercisable Options              2,250,000.00                                               3,000,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Current Investment
Right under
Investment
Agreement(5)                               3,500,000.00                     3,500                     7,446,808
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL  BENEFICIALLY OWNED PURSUANT
TO RULE 13D-3(d)(1)                                                                                  21,272,342
------------------------------------------------------------------------------------------------------------------------

--------

(1) Certain totals are rounded to conform to the amounts actually issued upon conversion.
(2) Previously reported on Schedule 13D.
(3) Represents accrued interest on the Convertible Notes.
(4) See table that follows for details of the transfer of 1,510 shares of Preferred Stock.
(5) Represents a future investment opportunity pursuant to a current right to invest as provided in the Investment Agreement.

         OPLI's beneficial ownership interest in 21,272,342 shares of DVS Common Stock represents 42.8% of the outstanding shares, calculated in accordance with Rule 13d-3(d)(1), based on actual DVS Common Shares outstanding of 39,245,301. If OPLI were to elect to make no further investment in DVS, OPLI's actual share ownership in DVS would represent 27.6% of the outstanding

DVS Common Stock. This calculation is provided solely for information purposes and should not be interpreted as a statement of OPLI's future investment intentions.

         On May 5, 1999, OPLI converted its outstanding Preferred Stock and transferred a total of 3,212,767 shares of DVS Common Stock to seven lenders of OPLI. The transfers were made to the following persons, all of whom agreed to take DVS stock in lieu of cash repayment of the amounts owed to them. See Item 3 for details regarding certain of the loans. The transfers on May 5, 1999 were as follows:



----------------------------------------------------------------------------------------------------------------
                                                                 Number of         Number of Shares of Common
                                                                 Shares of             Stock Issuable upon
                                                              Preferred Stock          Conversion of the
                        Transferee                              Transferred             Preferred Stock
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
John Gaddy                                                            50                       106,383
----------------------------------------------------------------------------------------------------------------
Chao-Fu Incorporated                                                 500                     1,063,830
----------------------------------------------------------------------------------------------------------------
Gold Mountain Electric Power Company                                 500                     1,063,830
----------------------------------------------------------------------------------------------------------------
Eminent Holdings Company, Ltd.                                       160                       340,426
----------------------------------------------------------------------------------------------------------------
Anthony W. Chung & Angela L. Chung as Trustees for the               100                       212,766
Chung 1998 Family Trust
----------------------------------------------------------------------------------------------------------------
Primo Industrial, Inc.                                               120                       255,319
----------------------------------------------------------------------------------------------------------------
Chien-Liang Chen and Hsiang-Fang Wu Chen Trustees of the              80                       170,213
Chien-Liang Chen and Hsiang-Fang Wu Chen Family Trust under declaration of trust dated August 4, 1997

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
TOTAL TRANSFERRED                                                  1,510                     3,212,767
----------------------------------------------------------------------------------------------------------------

         OPLI's ownership interest in DVS, as reflected in the first table of this Item 5, takes into account the transfers of Preferred Stock reflected in the second table immediately above.

         None of the lenders to whom OPLI distributed shares of DVS Preferred Stock are officers or directors or stockholders of OPLI. There are no agreements among these persons with respect to voting or disposition of the DVS securities owned by them and they do not constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

         (d)  N/A

         (e)  N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
-------------------------------------------------------------------------------

         As described in response to Item 5, OPLI and DVS are parties to an Investment Agreement that provides for a possible additional investment or series of investments by OPLI. OPLI may invest up to an additional $3,500,000 for the purchase of additional Preferred Shares and an additional $2,250,000 pursuant to the exercise of options to purchase up to 3,000,000 shares of Common Stock.


Item 7.  Material to be Filed as Exhibits.
------------------------------------------


Exhibit 1(1)  Letter of Intent dated October 15, 1998
Exhibit 2(2)  First Amendment to Oregon Power Lending Institution and Digital
              Video Systems, Inc. Investment Agreement, dated as of
              October 15, 1998
Exhibit 3(2)  Form of Stock Option Agreement

--------
(1) Previously filed with the original filing of Schedule 13D, filed November 16, 1998.
(2) Filed herewith.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


June 8, 1999
Date

OREGON POWER LENDING INSTITUTION


By:    /s/ Don Baker
    ----------------------------
     Don Baker
     Secretary, Treasurer and Director